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                              MATRIX VENTURES, INC.
                             #5 2118 Eastern Avenue
                              North Vancouver, B.C.
                                 Canada V7L 3G3
                            Telephone: (604) 986-9633
                               Fax: (604) 681-7622


February 11, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0304

Attention:  H. Yuna Peng

Dear Sirs:

Re:      Registration Statement on Form SB-2 - File Number 333-120382
         ------------------------------------------------------------

We write in response to your letter dated February 1 2005 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been highlighted to show changes from the previous filing.

We respond sequentially to your comments as follows:

Registration Statement Facing Page
----------------------------------

1. Please include the Commission registration number on the facing page of all future amendments to this registration statement.

         We have included the Commission registration number on the facing page of the amended version of our registration statement.

Summary
-------

2. Revise the "Statement of Loss and Deficit" to Statement of Operations consistent with the financial statements.

         We have revised the heading "Statement of Loss and Deficit" to read "Statement of Operations".

3. Delete the reference to "the trading price. . ." at the bottom of page 6.

         We have removed the noted reference.

Risk Factors, page 6
--------------------

4. Risk factor 7 subheading states that if you do not incur an additional $20,000 in exploration expenditures on the property, you will not acquire any interest in the property. In the risk factor discussion, you state additional $10,000 in expenditures by December 31, 2006 is required. Further, according to the Property Option Agreement, it seems you would need to incur an additional $100,000 by the end of 2006. Please reconcile the discrepancies in the risk factor and on page 21.

         We have revised the risk factor to disclose that we must incur additional expenditures of $110,000 on the Wanapitei River property in order to acquire an interest in the property (ie. $10,000 by December 31, 2005 and an additional $100,000 by December 31, 2006.

5. We note your response to prior comment 14. However, the staff understands that under British Columbia law, title to British Columbia mining claims can only be held by British Columbia residents or corporations. Therefore, it appears that Matrix Ventures, an American corporation, will not be able to purchase the mining claim. Please provide an opinion of counsel to the staff on a supplemental status on whether Matrix may acquire the mining claim. If not, the risk that Matrix Ventures will not be able to obtain title to the mining claim because it is not a British Columbia corporation should be discussed in the risk factor section and revise your registration statement accordingly.

         We provide a legal opinion from Gregory S. Yanke Law Corporation, our Canadian legal counsel, confirming that title to a mineral property may be registered in the name of a Nevada corporation. We have filed this opinion, as well as a consent to use, as an exhibit to our amended registration statement.

Interests of Named Experts And Counsel, page 20
-----------------------------------------------

6. In your response to comment 17, you state that an attorney has provided an opinion on the validity of your common stock. This statement, however, is not in the prospectus. Also, please disclose the name of the attorney.

         We will file a legal opinion regarding the validity of our common stock as an exhibit to the next amendment of our registration statement.

7. Please revise the second paragraph under this caption. The registration statement must contain an opinion of counsel in accordance with Item 601 of Regulation SB.

         We have revised our disclosure to include details of legal counsel who have acted as experts in connection with our registration statement.

Description of Business, page 20
--------------------------------

8. You state that if you fail to incur an additional $20,000 by December 31, 2006, your option to acquire interest in the property will terminate. This contradicts other parts of the disclosure which indicate that you need to incur at least an additional $100,000 by December 31, 2006. Please reconcile.

         We have revised the $20,000 figure to read "$100,000".

9. Please provide the result of the phase I study. If you don't have the result yet, discuss when you expect to have the result and a decision on whether to proceed with phase II. If you will not proceed with phase II, disclose whether and how you plan to continue this offering.

         We expect to have results from the phase one exploration on the Wanapitei River property in March 2005 and will make a decision regarding proceeding with phase two shortly thereafter.

10. You also indicate that if you allow the option to lapse, you will not own any interest in the property. Please discuss what will happen to the company. Will it be liquidated?

         We have disclosed the following:

         "If our interest in the Wanapitei River property lapses, we will attempt to raise additional funds in order to acquire an interest in an alternative mineral property. We do not currently have any confirmed source of financing or specific mineral properties in mind if this occurs."

11. We reissue prior comment 28. The consent of John Siriunas to the use of his name and the references to his report should be filed as an exhibit to the amended registration statement.

         We will file Mr. Siriunas's consent as an exhibit to our next amended registration statement.

Plan of Operation, page 24
--------------------------

12. Please explain the reasons you don't have to rent or purchase any equipment for the exploration.

         We have disclosed that all required equipment is provided by the consulting geologist who oversees the programs.

Certain Relationships and Related Transactions, page 27
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13.      Revise the reference to the date of the registration statement.
         Registration  statements do not  carry a date.

         We have removed the reference to the date of the registration statement.

Part II

Exhibits
--------

14. Please file the legality opinion with your next amendment. Further, current disclosure indicates that the legality opinion was filed as an exhibit to your registration statement dated November 12, 2004. Please correct.

         We have removed the reference to the legal opinion as an exhibit that was filed on November 12, 2004.

Signatures
----------

15. Please have the registration statement signed by chief accounting officer and principal financial officer.

         We have indicated that Erika Kumar is signing as our chief accounting officer and principal financial officer.

         Yours truly,

         MATRIX VENTURES, INC.

         PER: /s/ Lori Bolton

         LORI BOLTON
         President